IN THE COURT OF COMMON PLEAS, FRANKLIN COUNTY, OHIO
CIVIL DIVISION

KALVIN CHUM, individually and derivatively on behalf of MUTUAL FUND SERIES TRUST 1642 Pebble Brook Missouri City, TX 77459 Plaintiff, vs. JERRY SZILAGYI 36 N. New York Avenue Huntington, NY 11743 – and – BERT PARISER c/o MITCU Corporation 860 East Broadway, Suite 2D Long Beach, NY 11561 – and – TOBIAS CALDWELL c/o Mutual Fund Series Trust 17605 Wright Street Omaha, NE 68130 – and – TIBERIU WEISZ c/o Mutual Fund Series Trust 17605 Wright Street Omaha, NE 68130 – and – CATALYST CAPITAL ADVISORS LLC 36 N. New York Avenue Huntington, NY 11743 – and –	Case No. _____ **VERIFIED SHAREHOLDER DERVIATIVE COMPLAINT** **JURY DEMAND ENDORSED HEREON**

NORTHERN LIGHTS DISTRIBUTORS LLC
17605 Wright Street
Omaha, NE 68130

– and –

GEMINI FUND SERVICES LLC,
80 Arkay Drive
Hauppauge, NY 11788

        Defendants,

MUTUAL FUND SERIES TRUST, an Ohio
Business Trust,
17605 Wright Street
Omaha, NE 68130

        Nominal Defendant.

Plaintiff Kalvin Chum ("Plaintiff" or "Chum"), by and through his undersigned counsel, alleges as follows on information and belief:

NATURE OF THE CASE

1.   This is a shareholder derivative action brought by an investor in, and on behalf of, the Catalyst Hedged Futures Strategy Fund (the "Fund"), a mutual fund offered through a series of shares by the Mutual Fund Series Trust (the "Trust"), to recover approximately **$600 million** of losses and other damages, against Defendants Jerry Szilagyi, Bert Pariser, Tobias Caldwell, and Tiberiu Weisz (collectively, the "Trustees" or the "Board"), Catalyst Capital Advisors LLC ("Catalyst Advisors" or "Advisor"), Northern Lights Distributors LLC ("Northern Lights"), and Gemini Fund Services LLC ("Gemini"). The Fund's "Hedged Futures Strategy" is based on investing in long and short call and put options on U.S. Stock Index futures contracts, and it trades under the symbols Class I: HFXIX, Class A: HFXAX, and Class C: HFXCX.

2.   Since its start in June 2013, the Fund has been sold and marketed based on false and misleading representations about its investment strategy, its risk and its past performance, causing the Fund to suffer enormous, unnecessary losses. The Fund markets itself as an "absolute return, market neutral strategy," with the investment strategy of "capital appreciation and capital preservation **in all market conditions**, with low volatility and low correlation to the US equity market." These representations are made repeatedly in all of the Fund's prospectuses, annual and semi-annual reports, and sales materials—but they are false.

3.   From the time of the Trustees' meeting on ███████████, Defendants have known that these representations by the Fund about its investment strategy were untrue. At this meeting, Defendants reviewed and approved ██████████████████████████████████████

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4.   What Defendants knew, but did not disclose, was that the Fund's ability to execute its strategy was entirely dependent on its ability to control risk through its risk management and hedging systems, not the "market neutral" or "low volatility" nature of its strategy. The Fund took positions in futures options that ran the risk of enormous losses from adverse market movements. The Fund also held positions that were exceedingly leveraged in markets that could be highly illiquid. As a result, from the time of this ██████████ meeting, the Trustees knew the Fund could only execute its strategy successfully if its risk controls operated as intended, and that there was a substantial risk that they would not perform as expected in adverse market conditions.

5.   Nonetheless, at this time and at various other times (as discussed in greater detail below), Defendants knowingly approved and issued various sales and advertising materials that

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falsely represented that the Fund was a highly conservative, low-risk investment that was not correlated to any rise or fall in the equities markets.

6.   Additionally, Defendants also repeatedly approved and issued sales and advertising materials that contained charts purporting to reflect the Fund's past performance figures back to 2005. The Fund was only launched as a mutual fund, however, in the middle of 2013 with only one class of shares; the other two classes of shares did not exist before 2013. Before then, its predecessor had only $6 million under management—orders of magnitude smaller than its size since 2013. The use of the Fund's performance figures from this prior time period was thus highly misleading; the regulations and restrictions that apply to a $6 million fund are obviously enormously different from those that operate on a *$1 billion* fund. More importantly, the trading mechanics and risk management are also enormously different for such categorically and vastly different-sized funds.

7.   The false representations made and approved by Defendants enabled the Fund to achieve rapid growth; since June 2013, the Fund has raised approximately $3.8 billion in investor assets, mostly in 2015 and 2016. Even after sustaining huge losses earlier this year, the Fund still has $2.6 billion in assets under management.

8.   As early as September 2015, Defendants understood that the Fund had outgrown its ability to properly execute its risk controls and systems to successfully manage its positions and risk—which were fundamental to its ability to execute its strategy. Indeed, the Fund's rapid growth was precisely what jeopardized its ability to execute its strategy. Nonetheless, the Fund continued to market itself as a conservative, low-volatility fund for investors.

9.   On September 8, 2015 *Daily Alts News* reported the Fund's announcement that it was closing to investors because at $1.6 billion in assets it was "rapidly approaching capacity" and

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it sought to "maintain the integrity of [its] strategy." The rapid growth of the Fund was made clear in the ███████████████ Quarterly Adviser Report where it was noted ███████████████

██

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10. At meetings held on ████████████████████████, the Trustees discussed ████████

████████████████████████████████████ The reasons for the ████████████ were redacted from the minutes produced by the Trust in response to a books-and-records demand, but they at least make clear that those reasons were conveyed to and discussed with the Trustees.

11. The Fund never actually closed, however, but rather continued to grow to over $3.6 billion in assets under management. The ████████████ meeting materials █████████████

████████████████████████████████ At these same meetings, the Trustees ████████████

█████████████████████████████████████ ███████████████████

██

██

████████ The Trustees even inquired about ████████████████████████████████

████████████████████

12. The Trustees knew that the Fund traded over 20% of the options on futures contracts on the S&P 500, and that it had grown to twice the size of its original maximum capacity. The Trustees, however, failed to determine the full impact of the Fund's rapid recent growth and size on its ability to execute its investment strategy, to properly control and manage its risk, and to manage the risks of market illiquidity. The minutes reflect that, in an utter dereliction of duty, █

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13.   During the week of February 16, 2017, the Fund suffered a *$600 million* loss, or a 15% plunge in value, due to rapid appreciation in the stock market. The Fund's strategy failed when its risk controls did not work in adverse market conditions—which Defendants knew was a strong possibility because the Fund relied entirely on its ability to control the risk of highly speculative and illiquid positions. The adverse market conditions that Defendants had repeatedly been warned were certain to lead to losses in the Fund's positions had, in fact, occurred and caused those very losses for this "market-neutral" fund.

14.   The Fund's losses were also exacerbated by the sheer size of its positions, which Defendants also knew was a serious risk of its strategy and size. The Fund reportedly held $17 billion short of futures options in derivatives markets that were highly illiquid or had few participants, and its forced sales moved the market against it. The Fund's risk controls and systems failed due to its size, a risk known to the Trustees, who had been told for more than a year that the Fund had reached or surpassed its capacity limit, yet they permitted its growth to continue anyway.

15.   As a result of Defendants' breaches of their fiduciary duties, the Fund has been substantially harmed. The Fund paid significant management fees to Catalyst Advisors that were not deserved due to Defendants' failures to comply with the provisions in the Fund's prospectus and registration statements, and their inability to deliver proper risk controls and risk management. As a result of the Fund's rapid growth, Catalyst Advisors has received fees amounting to over $52 million since 2014. These fees constitute ill-gotten gains that should rightfully be disgorged.

16.   With the crash, the Fund's share price has fallen from over $12 per share to $8.60 per share, and it still has not recovered. This loss is the direct result of the Defendants' breaches of fiduciary duties owed to the Fund. Defendants failed to make proper disclosures regarding the

Fund's investment strategy and risks, permitted the Fund to be falsely marketed with comparisons to a predecessor fund that was fundamentally and categorically unlike the Fund, and failed to adjust the Fund's risk management infrastructure to deal with the Fund's enormous growth. Defendants are liable to the Fund for the losses it suffered as a result of their wrongful acts.

JURISDICTION

17.   This Court has jurisdiction over this action because nominal defendant Mutual Fund Series Trust is an Ohio business trust governed by Ohio law.

18.   The Court also has jurisdiction of this shareholder derivative action pursuant to Rule 23.1 of the Ohio Rules of Civil Procedure.

PARTIES

19.   Plaintiff Chum is a resident of Texas. He is and at all relevant times has been an investor in the Fund. His executed Verification is attached to this Complaint.

20.   Defendant Jerry Szilagyi ("Szilagyi") resides in New York State. He is and at all relevant times has been the Chairman of the Board of Trustees of the Fund, as well as the Fund's President and Principal Executive Officer. He is also the Managing Member and Chief Executive Officer of Catalyst Advisors.

21.   Defendant Bert Pariser ("Pariser") resides in New York State. He is and at all relevant times has been the President and a Trustee of the Fund.

22.   Defendant Tobias Caldwell ("Caldwell") resides in New York State. He is and at all relevant times has been the President and a Trustee of the Fund.

23.   Defendant Tiberiu Weisz ("Weisz") resides in New York State. He is and at all relevant times has been the President and a Trustee of the Fund.

24.   Defendant Catalyst Advisors has a principal place of business in New York State. Catalyst Advisors is and at all relevant times has been the Fund's advisor and investment manager. Catalyst Advisors was responsible for selling the Fund, drafting its sales and advertising materials, managing the Fund's investments, and reporting to investors.

25.   Defendant Northern Lights has a principal place of business in Omaha, Nebraska. Northern Lights is and at all relevant times has been the Distributor of the Fund. Northern Lights was responsible for the review and approval of the Fund's sales and advertising materials.

26.   Defendant Gemini has a principal place of business in New York State. Gemini is and at all relevant times has been the Administrator of the Fund. Gemini was responsible for the generation and approval of the Fund's filings with the SEC, the preparation and presentation of its performance figures, and the monitoring of other service providers to the Fund.

27.   Nominal Defendant the Trust is an Ohio business trust created under an Agreement and Declaration of Trust dated February 27, 2006. The Trust was created under and is governed and administered by Ohio law.

<u>**BOOKS-AND-RECORDS DEMAND**</u>

28.   On March 2, 2017, Plaintiff served a verified demand on the Trust for production of its relevant "books and records" pursuant to Ohio Revised Code, Corporations Law §1701.37 and Ohio Common Law, as well as Section 5.6 of the Agreement and Declaration of Trust (the "Demand").

29.   The Trust made two separate productions of responsive records—the first on May 1, 2017 and the second on June 27, 2017; the second production was made subject to a confidentiality agreement between the parties.

30.   The Trust's production fell short of what was requested, what was required to be produced under applicable law, or even what likely exists; nevertheless, the production was sufficient to provide powerful evidence that all Defendants had knowledge of and involvement in the wrongdoing at issue.

31.   The Trustees' knowledge of and involvement in the wrongdoing excuses Plaintiff from making a demand on them before commencing this action because it would be futile for him to do so, as discussed in more depth below.

SUBSTANTIVE ALLEGATIONS

32.   The Fund is registered under the Investment Company Act of 1940, 15 U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. It is one of a series of at least 14 funds operated under the umbrella of the Trust, known collectively as the "Catalyst Funds."

33.   The Trustees "manage the business and affairs of the Trust" and appoint or elect officers "responsible for the day-to-day operations of the Trust" according to its SEC filings.

34.   The Board hired Catalyst Advisors to serve as the advisor for the Catalyst Funds, including the Fund. The Advisor manages the Fund's assets and executes its investment strategy. Catalyst has a two-year renewable management agreement with the Trust regarding the Fund.

35.   According to its SEC filings, the Trustees also exercise "Risk Oversight." In the Fund's November 1, 2013 prospectus, the following description is given:

> *Risk Oversight.* In its risk oversight role, the Board oversees risk management, and the full Board engages in discussions of risk management and receives reports on investment and compliance risk at quarterly meetings and on an ad hoc basis, when and if necessary. The Board, directly or through its Audit Committee, reviews reports from among others, the advisors, sub-advisors, the Trust's Chief Compliance Officer, the Trust's independent registered public accounting firm, and the Independent Trustees' counsel, as appropriate, regarding risks faced by the Trust and the Fund and the risk management programs of the Trust, the advisors and certain service providers. The full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk

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management from the Trust's Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Trust's Chief Compliance Officer also meets at least quarterly in executive session with the Independent Trustees.

36.   The Fund's portfolio manager is Edward S. Walczak ("Walczak"), who is employed by Catalyst Advisors. At quarterly Board meetings, Walczak provided the Trustees with

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37.   The Fund registered in June 2013, and it began trading weeks thereafter under the symbols Class I: HFXIX, Class A: HFXAX, and Class C: HFXCX. The Fund's strategy is to invest in long and short call and put options on U.S. Stock Index futures contracts. It is purportedly managed as an "absolute return, market neutral strategy," according to its sales materials.

38.   Since its inception, the Fund has experienced rapid growth. As of December 31, 2016, the Fund had $3.8 billion in investor assets under management. Most of this money appears to have been raised in 2015 and 2016 as a result of the Fund's aggressive—and misleading—marketing efforts. At its peak, the Fund had approximately ███████████████████████████

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The Fund's Sales Materials Misrepresent Its Investment Strategy

39.   Since August 2013, the Fund has raised over $4 billion of investor funds. The Fund succeeded at raising funds because of its highly misleading sales and marketing campaign. These misleading statements concerned the risk of the Fund's investment strategy, the Fund's past performance, and the experience and quality of the Fund's managers.

40.   The Fund's marketing materials stress its conservative and low-risk nature. For example, the Fund provides "tear sheets," which are one- or two-page summary statements of its strategy and performance. In the securities industry, tear sheets are utilized by investors and

investment advisors to market and sell fund products, and prospective funds are often compared

by investors who review and rely on the tear sheets.

 41. The tear sheets for the Fund contain these disclosures:

The **Catalyst Hedged Futures Strategy Fund** seeks to provide positive returns in all market conditions with low volatility and low correlation to the equity markets by investing in dynamic options strategies on equity index futures options.

* * *

PRIMARY GOALS & REASONS TO INVEST

Capital Appreciation & Preservation: The Fund seeks to provide capital appreciate and preservation in all market conditions. Since 2005, the Fund has weathered events such as the financial crisis without large drawdowns.

Non-Correlated: The Fund seeks returns that are uncorrelated to equity markets through a strategy that profits from options time decay, changes in futures options volatility, options volatility arbitrate, and price and options volatility mean reversion.

 42. The Fund's offering materials, which include its prospectuses, summary prospectuses, registration statements and statements of additional information filed since its launch, also contain nearly the same representations in describing the Fund's investment strategy. For example, these offering materials state that the Fund's investment strategy is "capital appreciation and capital preservation in all market conditions, with low volatility and low correlation to the U.S. equity market." The offering materials also highlight the Fund's risk management procedures, boasting of the Fund's "strong focus on risk management that is intended to provide consistency of returns and to mitigate the extent of losses…" and claiming that "the Fund employs strict risk management procedures to adjust portfolio exposure as necessitated by changing market conditions…."

 43. These representations about the Fund's strategy and risk management in the sales and offering materials were false. The use of futures and futures options subjects the Fund to a

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substantial risk of principal loss that should not, if truth and accuracy are the goal, be described as a "capital preservation" strategy, even in part.[1] The Fund's statements that its strategy is "non-correlated" to the equities markets, that it generates "positive returns" in "all markets," and that it "employs strict risk management procedures," are also false.

44. The Trustees had every reason to know that these statements were false and misleading. Indeed, the Trustees were advised by Catalyst Advisors that ███████████████

██

██

The Trustees were also advised ████████████████████████████████

████████████████████████████████████ Yet, despite having the power to do so, the Trustees took no action to correct the false and misleading statements in the Fund's sales and offering materials

45. For example, at the Board meeting held on ███████████, the Trustees reviewed and approved of ██

████████████████████████ ████████████████████████

██

████████████████████

46. The Trustees knew from this meeting that the Fund's ability to execute its strategy was dependent entirely upon its ability to control risk through its risk management and hedging systems, not the "market neutral" or "low volatility" nature of its strategy. The Fund took positions in futures options which had speculative risk and potential for enormous loss from adverse market

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[1] The CFTC and NFA require that futures products include disclaimers that there is a substantial loss of principal or the risk of 100% loss of principal.

movements. The Fund also held positions that were highly leveraged in markets that could be highly illiquid. As a result, from this meeting, the Trustees knew the Fund could only execute its strategy successfully if its risk controls operated as intended, and that there was a substantial risk that they would not perform as expected in adverse market conditions. The Trustees were thus notified that there were market conditions in which the Fund's strategy **was certain to suffer losses**, making the Fund's representations to the contrary regarding its strategy inarguably false.

47.   This was not the only time this happened. On ▆▆▆▆▆▆▆▆▆▆▆, at their quarterly meeting, the portfolio manager Walcyzk provided a report to the Trustees on the Fund's quarterly performance, stating:

▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

48.   At the ▆▆▆▆▆▆▆ quarterly meeting, the Trustees received and reviewed ▆▆▆

▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

▆▆▆▆▆▆▆ ▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

▆▆▆▆▆▆▆▆▆▆▆

49.   Yet at the same meeting the Trustees were also given ▆▆▆▆▆▆▆▆▆▆

▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆▆

50.   Also at this meeting, Catalyst Advisors again acknowledged ███████

███

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51.   In addition, at the same ████████ meeting, Catalyst Advisors informed the Board

of Trustees of ████████████████████████████████████ When asked to ████████

███

███████████████ Catalyst Advisors responded that ██████████████████████

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██

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52.   The Trustees thus knew that the Fund's stated strategy posed critical liquidity concerns because there were limited market participants to participate in the buying and selling of options and option spreads at the rates necessitated by the Fund's size. If the time ever came that the Fund would have to quickly liquidate deteriorating positions to limit losses—and that time had previously come in late 2014 and would come again in February of 2017—it would be extraordinarily difficult, if not impossible, for the Fund to do so, making the likelihood of substantial Fund losses under such circumstances extremely high.

53.   Finally, on February 13, 2017, as the Fund was falling, the Trustees held their quarterly meeting and were advised by Catalyst Advisors that ████████████████████████

██

████████████████████████████████████ Catalyst Advisors went on to say that ██

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54.   **Catalyst Advisors**. In addition to reporting to the Trustees, Catalyst Advisors sold the Fund. According to its quarterly reports to the Trustees, Catalyst Advisors ████████████

████████████████████████████████ Catalyst Advisors utilized the false and misleading "tear sheets" and sales materials, and Walczyk, the Fund's portfolio manager, knew that these materials contained false and misleading statements about the Fund's strategy and risk.

55.   Catalyst Advisors ██████████████████████████████

██

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The Advisor ███████████████████████████████████████ ███

███ to

Catalyst Advisors.

     56.   **Northern Lights.** Northern Lights also knew or should have known that the Fund's

sales and marketing materials contained and false and misleading representations. Under the

Trust's *Policies & Procedures Manual,* ████████████████████████, adopted

███

█████████████████████████████████ Northern Lights was also required

to█████████████████████

     57.   Northern Lights had responsibility for ensuring that ████████████████

███████████████████████████████ FINRA Rule 2210(d) sets forth

"Content Standards." The content standards require that advertising be fair and balanced in the

context in which it is made, and it prohibits material omissions or misleading statements or

presentations. Northern Lights breached its duties to verify the truthfulness and accuracy of the

Fund's sales and advertising content and to ensure compliance with these critical rules.

     58.   **Gemini.** Gemini is and was the Administrator of the Fund under an agreement

dated ██████████████ Gemini's agreement with the Fund required it, among other duties, to

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███

██████████████████████████████████████

     59.   Gemini prepared ██████████████████████████████

███████████████████████████ This portfolio included ████████████

████████████ with the misleading statements about its investment strategy as well as ████████

████████████████ that contradicted and thereby proved that the statements were misleading.

60.   Gemini also filed the Fund's offering materials with the SEC which contained the false statements. Gemini breached its duties to monitor the other professionals that were providing services to the Fund, and it also breached its duty to ensure that the Fund did not file false and misleading statements in its SEC filings.

61.   Gemini was further required to complete ████████████████████████ ████████████████████████ Gemini would bring any ████████████ to the attention of Catalyst Advisors on a monthly basis. Gemini evidently failed to adhere to this duty, instead allowing the Fund's noncompliance with its disclosure obligations to go unreported.

The Misleading Presentation of the Fund's Past Performance Figures

62.   To reinforce its representations about the low risk nature and success of its investment strategy in all markets, the Fund presented past performance figures in its sales and offering materials. Typically, the Fund presented a version of the chart below, which shows positive returns back to 2006, including 50% returns in 2008 despite the stock market crash. These performance figures appear to reflect that the Fund has been very successful in all markets, but particularly in adverse equities markets. These performance figures thus reinforce the Fund's statements about its low-risk and non-correlated strategy.



63.   In its prospectuses, the Fund not only promotes these performance figures, but it emphasizes that "during the period shown in the bar chart, the highest return for a quarter was 25.81% (quarter ended December 31, 2008), and the lowest return for a quarter was (9.37)% (quarter ended March 31, 2007)" (Nov. 1, 2016 Prospectus).

64.   These past performance figures, however, are highly misleading, particularly the 2008 returns. The Fund was only launched as a mutual fund in the middle of 2013 with only one class of shares; the other classes of shares did not exist before 2013. When presenting its performance figures, the Fund sometimes mentions that its performance before September 2013 is for its predecessor, Harbor Assets LLC ("Harbor Assets"). In doing so, the Fund states that "the Fund's investment objectives, policies and guidelines are, in all material respects, equivalent to the predecessor limited liability company's investment objectives, policies and guidelines" (Nov. 1, 2016 Prospectus).

65.   This representation is highly misleading. Before September 2013, Harbor Assets had approximately $6 million or less under management. It is unclear how much money Harbor Assets had invested or how large its positions were when it realized these returns. Regardless, the Fund had over *$1 billion* under management by 2015. Based on the size and illiquidity of the Fund's positions, and the challenges of risk control and management for a $1 billion-plus fund, it

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is rather misleading, to say the least, to compare it to the prior performance of a fund that was a mere fraction of the size or to represent that the strategies and material risks of the two funds "are, in all material respects, equivalent[.]" This is particularly so considering how critical the Fund's ability to execute its risk controls are to its overall ability to deliver its investment strategy.

66. Unlike the Fund, Harbor Assets was not a registered mutual fund, so it operated without a mutual fund's restrictions on leverage and borrowing limits, liquidity requirements, diversification requirements or other limitations. Harbor Assets also had a retail investor base that lacked the high net worth and sophistication requirements for private fund investing.

67. Additionally, the Fund made representations about the experience and quality of its management based on these past performance figures. Walczak had no experience managing a $1 billion options fund; his only relevant prior experience was the management of a $6 million fund.

68. The Trustees knew that the Fund's prior performance figures were misleading. At the ▮▮▮▮▮▮▮▮▮ meetings, Catalyst Advisors advised the Trustees that ▮▮▮▮▮▮▮▮▮▮

▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

▮▮▮▮▮▮▮▮▮▮▮▮

69. The Trustees knew that there were market conditions that would cause the Fund to drastically underperform. By presenting past performance data without reference to any index, the Fund imparted the false and misleading impression that the Fund's strategy would successfully operate in all market conditions, that it was not entirely dependent on the Fund's ability to control its risk, and that it is fair to compare the past and more recent performance despite the orders-of-magnitude difference in relative fund size.

70.   **Catalyst Advisors**. Catalyst Advisors knew that its performance figures were misleading, yet it included them in the Fund's sales and advertising materials. It knew that the Fund's past performance lacked a reasonable basis for comparison to its current strategy.

71.   **Northern Lights**. The Fund's past performance figures appear in its sales and advertising materials. Northern Lights had a duty to ensure that the presentation of past performance figures complied with FINRA and SEC Rules, that this information was presented fairly, and that it not be misleading. Northern Lights failed in every aspect of its duty.

72.   **Gemini**. Gemini prepared the Fund's offering materials and SEC filings which contained the past performance figures. Gemini had a duty to ensure that the presentation of past performance figures complied with FINRA and SEC Rules, that this information was presented fairly, and that it not be misleading. Gemini failed in every aspect of its duty.

Misleading Statements About the Risk of the Fund's Strategy

73.   In addition, the Fund's prospectuses also contain numerous statements and omissions that may have misled investors about the risks of the Fund's strategy. The Fund's prospectuses incorporate the same misleading statements that the "Fund's objective is capital appreciation and capital preservation in all market conditions, with low volatility and low correlation to the US equity market."

74.   The Fund's prospectuses fail to disclose that "capital preservation" is not possible because that the Fund's strategy involves futures and options on futures that can experience a 100% loss of principal. The Fund's prospectuses also do not disclose that this strategy is not "non-correlated," but that it can, in fact, suffer large, even total losses from appreciation in the stock market. Based on the Fund's misleading statements, investors could not possibly perceive the risks associated with its strategy.

75.   In its prospectuses, the Fund also provides this further description of its trading strategy:

> The Fund seeks to achieve its investment objective by buying and selling options and option spreads on stock index futures. By trading options and options spreads, the Fund seeks to profit in three ways:
>
> (1) volatility trading – market prices of options are highly dependent on anticipated volatility of the underlying stock indexes. **The Fund may enter options positions designed to hedge or profit from either an increase or a decrease in stock index volatility;**
>
> (2) trend following – under certain conditions, the Fund may enter options spreads that will profit from an established price trend. **However, in general, the strategy does not depend on a prediction of equity market direction, and is designed to produce returns that are not correlated with equity market returns**; and
>
> (3) premium collection – this technique yields profits as sold options' value declines over time. **Profit is captured when sold options are repurchased at a reduced value, or when they expire worthless, allowing retention of the original sales proceeds.** (emphasis added)

76.   The Fund's discussion of its strategy describes how it can profit from trades, yet it fails to describe how it can suffer losses. The description portrays trades that are unidirectional in nature, and that have the ability to generate profits in varying amounts only. There is not a sufficient, detailed description of the Fund's strategy's potential for trading losses.

77.   This is misleading for retail investors, particularly because these statements fail to disclose what the Trustees and Catalyst Advisors know—that the Fund's strategy was dependent on its ability to control risk and that there were market conditions where this might be impossible, and the Fund would suffer losses under those conditions.[2]

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[2]   The Fund often states in its sales and marketing materials that an advantage is that investing in it can hedge an investor from "tail risk," but the Fund's own "tail risk" is confirmed by Szilagyi's comment.

The Fund's "Soft Closure" Due to Its Size and the Lack of Risk Disclosure

78.   The Fund's risk disclosures also fail to address the impact that the illiquidity of the Fund's trading markets can have on the Fund's returns and ability to execute its strategy, particularly as it grew in size beyond $1 billion. The Trustees and Catalyst Advisors well knew that the Fund had outgrown its ability to control and manage its positions and risk, and deliver on the strategy it represented. On September 8, 2015, *Daily Alts News* reported the Fund's announcement that it was closing to investors because at $1.6 billion in assets it was "rapidly approaching capacity," and it therefore sought to "maintain the integrity of [its] strategy." After this announcement, however, the ███████████ was not publicly mentioned again.

79.   At meetings held on ███████████████, the Trustees discussed the ███████████ ██████████████████████████████ The reasons for the ███████████ were redacted from the minutes produced by the Trust in response to a books-and-records demand; nevertheless, the minutes do reflect that the substantive reasons were discussed with the Trustees.

80.   But the Fund never closed; instead, it continued to grow to over $3.6 billion in assets under management. The rapid growth of the Fund was made clear in the ████████████ Quarterly Adviser Report, where it was noted that ████████████████████████████ ██ At meetings held on ██████████████, the Trustees sought an update about ██████████████ ██████████████████████ They were advised that ██████████████████████ ██████████████████████████████████ The Trustees even inquired about ██████████████████████████████ and they were told that ██████ ██████████████

22

81.   The Trustees knew that the Fund traded over 20% of the options on futures contracts on the S&P 500, and that it had more than doubled its original maximum capacity. The Trustees failed, however, to determine the full impact of the Fund's rapid recent growth and size on its investment strategy, risk management and possible illiquidity. The minutes reflect that ███

██

██

████████████████

82.   On February 16, 2017, *The Wall Street Journal* ("WSJ") reported that the Fund had suffered a $600 million loss in one week (a 15% plunge). The WSJ stated that the Fund's losses resulted from its attempt to reverse its trades to manage risk, which moved the market against its positions. The WSJ described the Fund's loss as a "spiral and snowball." In other words, due to its own enormous size and the illiquid markets in which it traded, the Fund's own efforts to control its risk by unwinding or hedging its trades caused it to suffer even greater losses.

83.   Plainly, the Fund's sheer size compromised its ability to execute its investment strategy properly. The Trustees and Catalyst Advisors knew it from their internal discussions about a ████████████ as well as the earlier occurrence. Nonetheless, the Fund made no risk disclosures to investors about how its asset growth and size during 2015 and 2016 potentially impacted its trading ability, its ability to control and manage risk or increased its risk of loss.

The Fund's Misleading Statements About Its Risk Controls and Risk Management

84.   The Fund's $600 million (or 15%) loss in one week and the WSJ article reporting on it demonstrate that the Fund's risk management and control systems, for which Defendants were directly responsible, failed. In its prospectuses, the Fund stated:

> The Fund places a strong focus on risk management that is intended to provide consistency of returns and to mitigate the extent of losses. Positions are entered on

a continuous basis across different option exercise prices and expiration months. Supported by sophisticated options analysis software, the Fund employs strict risk management procedures to adjust portfolio exposure as necessitated by changing market conditions.

85.   This disclosure, however, suggests that the Fund's entire approach to risk management may be deeply flawed. The "sophisticated options analysis software" described by the Fund applies to trades already placed. No mention is made of any position limits or risk controls on the Fund's strategy to prevent its exposure from ever occurring. According to news reports, the Fund had $17 billion in short exposure, which seems to demonstrate a total lack of position limits or discipline regarding trade placement. Moreover, the Fund has not disclosed to investors the size of its notional positions so that they can assess the Fund's risk and inherent leverage. Instead, the Fund's disclosures seem to portray a low-risk venture that does not have sizable loss exposure.

86.   The Fund's risk management systems also failed in light of how Walczak had publicly described them in the past. In the June 30, 2015 Certified Shareholder Annual Report, Walczak described how the Fund's risk management systems had performed during a recent adverse market. He stated:

> The Fund suffered a drawdown of more than 8% during this time. While disappointing, there were two positives to this period. **One, the Fund's risk controls were successful in limiting the drawdown to roughly 8% which is the number they are designed to control to.** Second, the extreme nature of the price advance provided a real time stress test to our position management protocols. **From that experience we were able to make some modifications that I believe can improve performance in future, like environments.** (emphasis added)

87.   The loss of 15% by the Fund in one week far exceeded the 8% limit referenced by Walczak. He represented that the Fund's risk controls were supposed to be improved in the future. The failure of the Fund's risk controls to limit its loss to 8% was likely due to the Fund's additional billions in assets, which make the management of risk much more difficult considering the illiquid

24

nature of the Fund's primary markets. This is the conclusion that the WSJ reached. Yet the Fund never made sufficient disclosure about the limits of its risk controls and management systems or circumstances under which they might not work.

88.   In addition, the Fund's disclosures suggest that it maintains segregated liquid assets to "cover" its positions, a fact that should prevent losses, and describes its covered call options as "conservative." In its prospectuses, the Fund states:

> **A Fund may write only call options that are "covered" or for which the Fund has segregated liquid assets equal to the exercise liability of the option that are adjusted daily to the option's current market value.... The writing of covered call options is a conservative investment technique believed to involve relatively little risk (in contrast to the writing of naked or uncovered options, which the Funds will not do unless the Fund arranges to have its Custodian segregate sufficient cash or liquid assets as described above)**, but capable of enhancing a Fund's total return. When writing a covered call option, a Fund, in return for the premium, gives up the opportunity for profit from a price increase in the underlying security above the exercise price, but retains the risk of loss should the price of the security decline. Unlike one who owns securities not subject to an option, a Fund has no control over when the Fund may be required to sell the underlying securities, since it may be assigned an exercise notice at any time prior to the expiration of its obligation as a writer. If a call option which a Fund has written expires, the Fund will realize a gain in the amount of the premium; however, such gain may be offset by a decline in the market value of the underlying security during the option period. If the call option is exercised, the Fund will realize a gain or loss from the sale of the underlying security. The security, cash or other liquid assets covering the call will be maintained either in a segregated status by the Fund's Custodian or on deposit in escrow in accordance with OCC rules. (emphasis added)

89.   This disclosure is false and highly misleading in two respects. First, it misleadingly describes call options as "conservative," which is not true. The Fund was writing call options on futures contracts, which is not conservative. Any option on a futures contract is considered speculative, and cannot be described as conservative.

90.   Second, the Fund discloses that it keeps segregated liquid assets to cover its option exposure. This disclosure suggests that if the Fund's short call options move against it, then the

25

Fund has sufficient segregated assets to cover its exposure. The implication is that the Fund would not be at risk of covering in an adverse market because it has sufficient segregated assets.

91.   But this was not the case. The Fund reportedly had $17 billion in short exposure, which was five-to-six times its net assets, and it did not have segregated cash in this amount. The Fund also never disclosed to investors the overall notional value of its positions, which would have indicated its potential liability. As a result, the true extent to which the Fund's assets were leveraged through its enormous short positions remained unknown to the public.

92.   As a mutual fund, the Fund was subject to restrictions on borrowing. SEC Rules, as well as the Fund's prospectuses, stated that the Fund must maintain 300% asset coverage on all borrowing. The Fund specifically exempted its options and futures trading from these restrictions on borrowing. Consequently, the Fund had five-to-six times embedded leverage that was never disclosed to investors.

93.   Finally, the Fund's entire risk management structure appears to be materially lacking. According to the Fund's prospectuses, the "Board oversees risk management" and "engages in discussions of risk management and receives reports on investment and compliance risk at quarterly meetings and on an ad hoc basis, when and if necessary."

94.   However, it is clear that Defendant Szilagyi is the only Trustee who has any experience working in the securities industry. Szilagyi is also the President of Catalyst Advisors and an 'interested trustee" who cannot possibly have been objective in his oversight of the Fund's risk management systems. And none of the other Trustees is remotely qualified to oversee risk management in a $1-billion, "Hedged Futures Strategy" mutual fund.

95.   According to the minutes of the Board meetings produced by the Trust in response to the Demand (their copious redactions notwithstanding), the Trustees evidently did not receive

26

███████████████████████████████████████

█████████████████ The only reports provided to the Trustees █████████████████

██████████████████████████████████ There were no

███████████████████████████████████████

██████

96. Given the Trustees' oversight responsibilities, however, this absence of ████████████ ████████████ should have been a red flag that the Fund's risk management was not functioning at an appropriate level. Had any of the supposedly disinterested Trustees had the necessary finance background to catch that red flag, or if Defendant Szilagyi had been to put aside his obvious self-interest, the Trustees could have acted on that red flag and sought to impose stronger and more appropriate risk management measures. Had such measures been implemented, the Fund's catastrophic losses could have been avoided or at least mitigated.

The Fund's Substantial Losses and Steep Decline in Price

97. During February 2017, the Catalyst Fund suffered a steep and sudden decline in its price when it lost $600 million in value. In the two weeks between February 2 and 15, 2017, the NAV of the Fund fell from $10.59 per share to $8.98 per share, a decline of over 15%.

98. The sheer magnitude and suddenness of the Fund's losses contravened its stated objective of "capital appreciation and capital preservation in all market conditions, with low volatility and low correlation to the US equity market." The Fund was sold and marketed to investors as a conservative investment option that was not correlated to broader markets or market conditions. The Fund's significant losses suggested major problems with its risk management and the disclosures it had made on that subject.

99. There is also further concern that the Fund's crisis is not over. According to news reports, the Fund had over $17 billion of short, uncovered options exposure. The nature, size and illiquidity of the Fund's positions mean that further sizable losses are likely to be reported. The full scope of economic and reputational damage to the Fund is not yet clear, but it will likely be considerable.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

100. Plaintiff incorporates by reference all preceding and subsequent paragraphs as though they were fully set forth herein.

101. Plaintiff brings this action derivatively for the benefit of the Fund to redress injuries suffered and injuries that continue to be suffered as a direct and proximate result of the misconduct alleged herein. The Trust is named as a nominal defendant solely in a derivative capacity.

102. Plaintiff will fairly and adequately represent the interests of the shareholders in enforcing and prosecuting their rights.

103. Plaintiff has made a substantial investment in the Fund. He owned his shares continuously throughout the period in which Defendants' wrongful acts occurred, and he continues to own his shares, thus giving him standing to pursue this action.

104. This action is not being used by Plaintiff to gain any personal advantage, nor does Plaintiff maintain any personal agenda other than seeking to remedy the wrong that has been done. To this end, Plaintiff has taken steps to file this action and has retained counsel experienced in derivative litigation and corporate governance actions.

105. Plaintiff did not make a demand on the Trust to take remedial action on behalf of the Fund against the Defendants because such a demand would have been a futile, wasteful, and useless act.

The Trustees Face a Substantial Likelihood of Liability

106.   Since its start in June 2013, the Fund has been sold and marketed based on false and misleading representations about its investment strategy, its risk and its past performance, all of which resulted the massive losses that underlie this action. The Fund markets itself as an "absolute return, market neutral strategy," with the investment strategy of "capital appreciation and capital preservation in all market conditions, with low volatility and low correlation to the US equity market."

107.   These representations are made in all of the Fund's prospectuses and sales materials. However, these representations were untrue and misleading. Over the relevant time period, the Trustees had multiple opportunities to correct these untrue and misleading representations.

108.   From the time of the annual meeting on ▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ the Trustees knew that the Fund's ability to execute its strategy was dependent entirely upon its ability to control risk through its risk management and hedging systems, not the "market neutral" or "low volatility" nature of its strategy. The Trustees knew that the Fund could only execute its strategy in adverse market conditions if its risk controls performed as expected, and there was a substantial risk that they would not perform as expected due to the speculative nature of the Fund's positions and markets.

109.   The use of futures and futures options subject the Fund to substantial risk of principal loss that arguably should not be described as a "capital preservation" strategy, even in part. The Fund's statements that its strategy is "non-correlated" to the equities markets, that it generates "positive returns" in "all markets," and that it "employs strict risk management procedures" are also false.

29

110. On ███████████████, at their quarterly meeting, the Trustees were given the

quarterly report by Walcyzk at Catalyst Advisors which stated:

███

111. On ██████████, at their quarterly meeting, the Trustees received both false and

misleading ██████████ that they well knew contradicted the information given to them about

the Fund's investment strategy. The Trustees received █████████████████████

████████████████████████████████

112. The Trustees were also given at the ████████ meeting this █████████████

██████████████████████

███

30

113. Additionally, at the very same meeting, Catalyst Advisors again acknowledged ██

██

████████████████████████████████████

██
██
██
██
██
██
██

114. On February 13, 2017, as the Fund was falling, the Trustees held their meeting and

were advised by Catalyst Advisors that ██

██

██████████████████████████████████████ Catalyst Advisors went on to say that ██████

██

██

115. The Trustees also repeatedly approved and issued sales and advertising materials

that used charts of the Fund's past performance figures dating back to 2005 even though the Fund

was only launched as a mutual fund in the middle of 2013.

116. As detailed above, all of the Trustees themselves participated in, approved, and/or

permitted the wrongs alleged herein and concealed and disguised those wrongs—that is, the

Trustees are the individual Defendants in this action who were responsible for supervising and

ensuring the truth and accuracy of the Fund's disclosures and representations in its sales and advertising materials and its registration statements and prospectuses. The Trustees had actual knowledge of the false and misleading statements but failed to correct or remedy them. These acts and grossly negligent decisions constitute the Trustees' breaches of fiduciary duty.

117. Catalyst Advisors was directly responsible for the Fund's day-to-day management and sales of the Fund, and likely authored most of the false and misleading statements. Defendant Szilagyi was the CEO of Catalyst Advisors as well as a Trustee. He was the only Trustee with *any* experience in the securities industry. As a result, it would be futile to make a demand on the Trust to sue Catalyst Advisors as to do so would require the Trustees to admit that there were misrepresentations that they did not correct—in other words, it would force the Trustees to concede their own liability.

118. Likewise, Northern Lights and Gemini were responsible for the Fund's sales and advertising materials and its SEC filings. They either authored or failed to properly verify the false and misleading statements in these documents. They also presented the materials with the false and misleading statements to the Trustees for their approval. As a result, it would be futile to make a demand on the Trust to sue Northern Lights or Gemini as to do so would require the Trustees to admit that there were misrepresentations they did not correct—in other words, it would force the Trustees to concede their own liability.

119. The Trustees are personally and directly conflicted by their actions such that they could not have been reasonably expected to respond to a demand in good faith. The Trustees are therefore not disinterested parties and lack sufficient independence to exercise business judgment in the best interests of the shareholders as alleged herein.

120. For the foregoing reasons, demand is excused under applicable law.

COUNT I

BREACH OF FIDUCIARY DUTY
(Against All Defendants)

121.   Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

122.   Defendants, who were the Trustees, Advisor and entrusted providers to the Fund, owed fiduciary duties of care and loyalty to the Fund in managing its affairs. These duties are and were set forth in their agreements with the Trust and the Trust's SEC filings.

123.   As alleged above, Defendants each breached their fiduciary duties to the Fund through willful misconduct and/or gross negligence.

124.   Plaintiff did not make demand on the Board because such demand would be futile. The Board of Trustees, which also controls the Advisor, is made up of the primary wrongdoers who engaged in these breaches of fiduciary duty and faces a substantial likelihood of liability for this misconduct.

125.   As a direct and proximate result of the breaches of fiduciary duty by Defendants, the Fund has sustained substantial harm and damage.

126.   Defendants are liable to the Fund jointly and severally as a result of the acts alleged herein.

127.   There is no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment on behalf of the Fund against the Defendants, jointly and severally, as set forth herein, as follows:

(i)   Declaring that this action is a proper derivative action;

(ii)   Ordering each of the Defendants to pay restitution and/or compensatory damages in favor of the Fund, plus prejudgment interest;

(iii)   Ordering that Defendants return all management fees, advisory fees, expenses and other fees paid by the Fund during the period that they breached their fiduciary duties;

(iv)   Awarding Plaintiff his costs and disbursements and reasonable allowances for fees of Plaintiff's counsel and experts and reimbursement of expenses; and

(v)   Granting such other and further relief as the Court may deem just and proper.

Date: August 2, 2017

By: */s/ John C. Camillus*
John C. Camillus

Law Offices of John C. Camillus, LLC
PO Box 141410
Columbus, OH 43214
Telephone: (614) 558-7254
Facsimile: (614) 559-6731
jcamillus@camilluslaw.com

Jacob H. Zamansky*
Samuel E. Bonderoff*
Edward H. Glenn Jr.*
ZAMANSKY LLC
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177
jake@zamansky.com

**pro hac vice* application forthcoming

Attorneys for Plaintiff

JURY DEMAND

Plaintiff hereby requests a trial by jury on all issues so triable.

/s John C. Camillus
John C. Camillus

<u>VERIFICATION</u>

I, Kalvin Chum, under penalty of perjury, state as follows:

I am the Plaintiff in the above-captioned action. I have read the foregoing Complaint and authorized its filing. Based upon the investigation of my counsel, the allegations in the Complaint are true to the best of my knowledge, information and belief.

DATED: _July 28, 2017_   _/Mr. Chum_

                                                                Kalvin Chum

STATE OF   ) TEXAS

COUNTY OF   ) FORT BEND

    Then personally appeared before me the above-named Kalvin Ka Wing Chum and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and as his respective free act, and that by his signature on the instrument, the person, or the entity upon behalf of which he acted, executed the instrument.

    WITNESS my hand and official seal:



VRINDA SINHA
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 5/20/2020
NOTARY ID 13066917-8

Vrinda Sinha
Notary Public
My Commission Expires: 05.20.2020